As filed with the Securities and Exchange Commission on March 29, 2000

                                                     File No. 70-9571

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                      -------------------------------

                             AMENDMENT NO. 3 TO
                                  FORM U-1
                         APPLICATION / DECLARATION
                                   UNDER
               THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                      -------------------------------

                        Wisconsin Energy Corporation
                          231 West Michigan Street
                               P.O. Box 2949
                            Milwaukee, WI 53201

                (Names of company filing this statement and
                 addresses of principal executives offices)
                      -------------------------------

                                    None

              (Name of top registered holding company parent)
                      -------------------------------

                                Paul Donovan
             Senior Vice President and Chief Financial Officer
                        Wisconsin Energy Corporation
                          231 West Michigan Street
                            Milwaukee, WI 53203

                  (Name and address of agent for service)

   The Commission is requested to send copies of all notices, orders and communications in connection with this matter to:



Clifford M. Naeve, Esq.                  Sally Bentley
W. Mason Emnett, Esq.                    Law Director
William C. Weeden                        Wisconsin Electric Power Company
Skadden, Arps, Slate, Meagher & Flom     231 West Michigan Street
1440 New York Avenue, N.W.               Milwaukee, WI 53203
Washington, D.C. 20005




            Wisconsin Energy Corporation, a Wisconsin corporation and an exempt holding company pursuant to Section 3(a)(1) of the Act, hereby amends its Application/Declaration on Form U-1 in File No. 70-9571 as follows:

1.    By amending and restating the first paragraph in Item 1.A. as follows:

                  "Pursuant to Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), Wisconsin Energy Corporation ("WEC"), a Wisconsin corporation and an exempt holding company pursuant to Section 3(a)(1) of the Act, hereby requests that the Securities and Exchange Commission (the "Commission") authorize WEC's acquisition of all of the issued and outstanding stock of WICOR, Inc. ("WICOR"), also a Wisconsin corporation and an exempt holding company pursuant to Section 3(a)(1) of the Act (the "Transaction"). WEC also requests an order from the Commission that, following the consummation of the Transaction, WEC and WICOR both will be exempt from all provisions of the Act, other than Section 9(a)(2), pursuant to Section 3(a)(1) of the Act."


2.    By amending and restating the second paragraph in Item 3.B. as follows:

                  "As previously noted, WEC and WICOR currently are both
      Section 3(a)(1) exempt holding companies. After consummation of the Transaction, WEC and WICOR will continue to satisfy the requirements of Section 3(a)(1). Wisconsin Gas will remain the sole public utility company subsidiary of WICOR and will become an indirect, wholly-owned subsidiary of WEC. Wisconsin Gas is incorporated under the laws of the state of Wisconsin and conducts all of its gas business within Wisconsin. WICOR will obtain 100 percent of its utility gross revenues from within Wisconsin, and the post-Transaction WEC will obtain approximately 94 percent of its utility gross revenues from within Wisconsin.5 Moreover, the Transaction will result in significant economies and efficiencies which will benefit the interests of consumers, investors and the public. Accordingly, WEC requests an order of the Commission declaring that, after the Transaction, both WEC and WICOR will continue to satisfy the standards of Section 3(a)(1)."


------------------
      5 The remaining six percent of utility gross revenues primarily come from WEPCO's and Edison Sault's operations in the Upper Peninsula of Michigan.


3.    By amending and restating the second paragraph in Item 4 as follows:

                  "The HSR Act, and rules and regulations thereunder, provide that certain merger transactions (including the Transaction) may not be consummated until required information and materials have been furnished to the DOJ and the FTC and certain waiting periods have expired or been terminated. After an initial HSR Act filing, and if a transaction merits further investigation, either the DOJ or the FTC may obtain clearance to pursue an investigation pursuant to an interagency liaison agreement. During the initial thirty-day HSR waiting period for this matter, jurisdiction to review the Transaction was cleared to the FTC. The FTC subsequently closed its review of the Transaction in early March 2000."



                                 SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this pre-effective Amendment No. 3 to be signed on its behalf by the undersigned thereunto duly authorized.


WISCONSIN ENERGY CORPORATION

BY:


      /s/ Larry Salustro
      -----------------------------
      Name: Larry Salustro
      Title:Vice President


Dated:  March 28, 2000